Skadden, Arps, Slate, Meagher & Flom llp

FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com September 16, 2015
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VIA EDGAR

Cecilia Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

RE:	Aircastle Limited
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 19, 2015
File No.: 1-32959

Dear Ms. Blye:

On behalf of Aircastle Limited (the “Company”), this letter hereby responds to the comments (the “Comments”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 4, 2015 (the “Comment Letter”) in relation to the above-referenced Form 10-K.

For the Staff’s convenience, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter.

Cecilia Blye
Office of Global Security Risk
U.S. Securities and Exchange Commission
September 16, 2015

General

1.
You state on page 13 of the 10-K that your business exposes you to trade and economic sanctions imposed by the United States, and that violations of these sanctions or regulations may result in severe criminal or civil penalties and other consequences. In this regard, we note that you indicate on page 5 that you lease A330-200/300 aircraft, and on page 41 that you lease aircraft to Emirates airline. The Emirates.com website indicates that Emirates operates flights to and from Sudan on A330-200 aircraft. In addition, you state on page 21 that you have lessees in Africa, a region that includes Sudan.

As you know, Sudan is designated by the Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan, if any, since your letter to us dated April 13, 2012, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the Sudanese government or entities it controls.

Since our letter to you dated April 13, 2012, the Company has had no direct contacts, either past, current or anticipated, with Sudan.  We also have not provided any services, products, information or technology to Sudan, and to our knowledge, have had no agreements, commercial arrangements or other contacts with the Sudanese government or entities it controls.

Aside from leasing and managing leases of commercial jet aircraft, we do not provide services, products, information or technology to any third parties not affiliated with the Company.  Therefore, with respect to indirect contacts with Sudan since April 13, 2012, we believe that such contacts would be limited to operation by an airline of aircraft leased from the Company or its affiliates on routes to or from Sudan.  The Company’s form aircraft lease agreement prohibits the operation of its aircraft in violation of any law applicable to the aircraft or the parties to the agreement.  The agreement further prohibits the lessee from operating the aircraft (or permitting the operation of the aircraft) in violation of any U.S. sanctions or restrictions or any export laws.

Our special counsel for export control compliance has advised us that operation of our aircraft to Sudan is permitted so long as the aircraft are operated in accordance with the temporary sojourn requirements of BIS License Exception AVS (pertaining to aircraft, vessels and spacecraft).  However, we have not and currently do not, lease any Airbus A330-200 aircraft to Emirates.  In addition, in accordance with OFAC sanctions, we do not lease aircraft to customers where the purpose of the lease is the operation of the aircraft to Sudan.

Cecilia Blye
Office of Global Security Risk
U.S. Securities and Exchange Commission
September 16, 2015

2.
Please discuss the materiality of any contacts with Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

As described in the response to Comment No. 1 above, the Company has no known past, current, or anticipated contacts with Sudan, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements.

* * * * *

The Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cecilia Blye
Office of Global Security Risk
U.S. Securities and Exchange Commission
September 16, 2015

Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.

Very truly yours,

/s/ Joseph A. Coco

Joseph A. Coco

cc:	Ron Wainshal
Chief Executive Officer
c/o Aircastle Advisor LLC
300 First Stamford Place, 5th Floor
Stamford, Connecticut 06902